SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 31 March 2008

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







Trading Update 31 March 2008

As advised in our Interim Management Statement issued on 15 February 2008, the Bank of Ireland Group today issues this Trading Update for the year ended 31 March 2008. The Preliminary Results for this financial year are due to be announced on Wednesday 21 May 2008.

The performance of the Group is as indicated in our recent Interim Management Statement. Bank of Ireland confirms its guidance of achieving expected underlying EPS growth of circa 3% to 5% for the year to 31 March 2008 (from a base of 144.6c for the year to 31 March 2007).

Contact details:

John O'Donovan Group Chief Financial Officer                 +353 1 632 2054
Geraldine Deighan Head of Group Investor Relations           +353 1 604 3501
Liam McLoughlin Director of Group Finance                    +353 1 604 4027
Dan Loughrey Head of Group Corporate Communications          +353 1 604 3833

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 31 March 2008